CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
Tel: +86-29-88266368

July 18, 2008

Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re:	China Green Agriculture, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No.: 333-149135
Filed June 30, 2008

Dear Mr. Webb:

Reference is made to your comment letter, dated July 15, 2008 to China Green Agriculture, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto (Capitalized terms in our response letter not otherwise defined herein shall have the meanings ascribed to them in the subject registration statement.):

General

1.	Revise throughout the prospectus to disclose that there is an established public trading market for your common stock.

Response:

We have put the suggested language throughout the prospectus.

2.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response:

As of the date of the filing of the Amendment No. 4 to the Registration Statement (“S-1/A No.4”), the financial statements are not less current than that are included in the quarterly report for the fiscal quarter ended March 31, 2008 filed by the Company on May 15, 2008 as requested by Rule 3-12 of Regulation S-X.

We will continue to comply with Rule 3-12 of Regulation S-X regarding the age of the financial statements in the registration statement at the effective date of the registration statement.

3.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included the currently dated accountants’ consents in the S-1/A No.4 and will keep the manually signed consents on file for five years.

Calculation of Fee Table

4.	Please revise footnote (3) to state that you have calculated the fee using the average of the closing bid and ask prices on February 7, 2008.

Response:

We have revised the footnote (3) to the fee calculation table accordingly.

The Company, page 4

5.	Please revise the third paragraph on page 5 to include the final sentence of your supplemental response to our prior comment 8.

Response:

We have included the final sentence of our response to your prior comment 8 to the related paragraphs in the S-1/A No.4.

Market Information, page 28

6.	We note your response to prior comment 3. Given that an established market exists for your common stock, please provide the disclosure required by Item 201(a) (1) (iii) of Regulation S-K.

Response:

We have included the disclosure pursuant to Item 201(a)(1)(iii) accordingly.

The Fiscal Year Ended June 30, 2007 Compared With…June 30, 2006, page 36

7.
Refer to the table of operating results. We note the amounts shown for the June 30, 2007 line items “Operating and Administrative Expenses,” “Operating Income,” “Income Before Income Taxes,” and “Net Income” and the related amounts in the narrative discussion do not agree with amounts disclosed on the face of the combined statements of income in the audited financial statements. Please revise here and elsewhere (e.g., June 30, 2007 amounts shown within Liquidity and Capital Resources compared to the combined statements of cash flows).

Response:

We have revised the MD&A to reconcile the numbers therein with the numbers in the combined financial statements.

Experts, page 79

8.
Please revise to clarify that Kabani & Company, Inc. have audited the combined financial statements of China Green Agriculture, Inc. included in this registration statement. Please delete implied references to separate financial statements of Green New Jersey and its predecessor, Techteam. Similar revision should be made to the first paragraph of Exhibit 23.1 (i.e. Kabani & Company, Inc.’s consent).

Response:

We have revised the section of “Experts” to clarify that Kabani & Company, Inc. has audited the combined financial statements of the Company and its predecessors included in the S-1/A No. 4 and made the deletion as you suggested.

We have revised Exhibit 23.1 accordingly.

June 30, 2007 Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm, page 80

9.
Reference is made to the introductory paragraph. Please delete references to Green Agriculture Holding Corporation, Shaanxi Techteam Jinong Humic Acid Product Co. Ltd. and subsidiary as the financial statements being presented represent those of the combined operations of China Green Agriculture, Inc. We would not object if you wish to refer to China Green Agriculture, Inc. and its predecessors. In addition, delete the last two sentences of this paragraph, as the audit should have been for the combined entity, China Green Agriculture, Inc.

Response:

We have revised the audit report accordingly.

10.
Further, in this regard please note that the Registrant’s, China Green Agriculture, Inc., operations is comprised of (i) Green Agriculture Holding Corporation (the accounting acquirer in the Share Exchange transaction in December 2007) and its predecessor entity, Shaanxi Techteam Jinong Humic Acid Product Co. Ltd. and subsidiary. The former entity known as discovery Technologies, Inc., through the Share Exchange transaction was considered to be the accounting acquiree, and whose prior historical financial statements are no longer considered relevant for inclusion or combination in this filing and that of the ongoing entity China Green Agriculture, Inc. As such, it is not necessary to refer in your audit report to the other auditors who audited the pre-merger financial statements of Discovery Technologies, Inc. Please revise your audit report (i.e. introductory and opinion paragraphs) and relate combined financial statements accordingly or advise.

Response:

We have revised the audit report accordingly.

Combined Statement of Stockholders’ Equity, page 83

11.
Please revise this disclosure to present only the combined statement of stockholders’ equity for the two years ended June 30, 2007. In this regard, please eliminate the separate columns pertaining to Discover Technologies, Inc., Green Agriculture Holding Corporation and Shaanxi Techteam Jinong Humic Acid Product Co., Ltd and subsidiary.

Response:

We have revised the disclosure under the combined statement of stockholders’ equity for the two years ended June 30, 2007 as requested.

March 31, 2008 Unaudited Interim Financial Statements
Note 14. Stockholders’ Equity, page 120

12.
It appears you inadvertently omitted the last three paragraphs of this note disclosure that had been previously included in Amendment No. 2 to the Registration Statement on Form S-1. Please include and provide any necessary updated disclosures regarding the obligation to pay liquidated damages (or the “Effective Damages”).

Response:

Prior inclusion below has been reinserted:

Within 45 days of the closing of the Private Placement (the "Filing Date"), the Company was obligated to file a registration statement with the Commission covering and registering for re-sale all of the common stock offered and sold in the Private Placement. If a registration statement was not filed by the Filing Date, we would have been obligated to pay the Investors liquidated damages equal in amount to one percent (1%) of the principal amount subscribed for by the Investors for each month (or part thereof) after the Filing Date until the registration statement is filed ("Filing Damages").

If the registration statement is not declared effective by the Commission within 150 days after the closing of the Private Placement (the "Effective Date," i.e. May 24, 2008) we will be obligated to pay liquidated damages to the Investors equal in amount to one percent (1%) of the principal amount subscribed for by the Investors for each month (or part thereof) after the Effective Date until the registration statement is effective ("Effectiveness Damages").

The aggregate of Filing Damages and Effectiveness Damages is subject to a cap of ten percent (10%).

We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

• the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

China Green Agriculture, Inc.

By:	/s/ Tao Li
Tao Li
President and
Chief Executive Officer